SPROTT FUNDS TRUST

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario, Canada M5J 2J1

May 30, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering September 30, 2022 through September 30, 2023 for Sprott Funds Trust

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g -1 of the Investment Company Act of 1940, as amended (the “40 Act”), please find the following information with respect to the Sprott Funds Trust (the “Trust”). Please note for the Securities and Exchange Commission’s records, the following:

a)	A copy of the Trust’s executed Fidelity Bond issued by AIG Insurance Company of Canada (“Fidelity Bond”) is enclosed under Exhibit 1;

b)	A copy of the resolutions approved by the Trust’s Board of Trustees, including a majority of Trustees who were not considered “interested persons” within the meaning of the 40 Act, approving the Fidelity Bond is enclosed under Exhibit 2;

c)	The Fidelity Bond covers the period from September 30, 2022 to September 30, 2023and

d)	The premiums have been paid or will be paid during the term of the Fidelity Bond for the period from September 30, 2022 to September 30, 2023.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/Thomas W. Ulrich
Thomas W. Ulrich Secretary, Chief Compliance Officer

Exhibit 1

AIG Insurance Company of Canada 120 Bremner Boulevard Suite 2200 Toronto,ON M5J 0A8 416-596-6306 Direct 1-855-453-1063 Fax Robert.Dowler@aig.com

FINAL BINDER OF INSURANCE CONFIRMATION LETTER

September 30, 2022

BENJAMIN WRIGHT

HUB INTERNATIONAL HKMB LIMITED

595 BAY ST STE 900
TORONTO, ON M5G 2E3

Insured:	SPROTT FUNDS TRUST 200 BAY ST SUITE 2600 TORONTO, ONM5J 2J1

Insurance Carrier:	AIG INSURANCE COMPANY OF CANADA 120 Bremner Boulevard Suite 2200,Toronto, ON, M5J 0A8

Policy:	FIDELITY BOND FORM 14 SUBMISSION #: 83842888 POLICY #:01-592-60-40
RENEWAL SUBMISSION: EXPIRING POLICY #: 01-603-22-37 POLICY PERIOD: FROM September 30,2022 TO September 30,2023

Dear BENJAMIN:

I am pleased to enclose the Final Binder of Insurance drafted in accordance with our agreement for the above captioned account. Please review said binder for accuracy and contact AIG Insurance Company of Canada (the “Insurer”) prior to the effective date of policy coverage to advise of any inaccuracy(ies). If the Insurer does not hear from you prior to the effective date of policy coverage, it will be understood that the Final Binder of Insurance has been accepted as an accurate description of the agreed upon terms of coverage. Notwithstanding the foregoing or the payment of any premium or the issuance of any policy pursuant to this binder, this binder shall be considered to be a Final BINDER and, pursuant to the terms set forth in the Final BINDER OF INSURANCE, is conditioned upon the receipt, review and written underwriting approval of the additional information specified in the section of that binder entitled “Requirements Permitting for Voiding of Final Binder and Policy if Non-Compliance.” Upon the receipt, review and written underwriting approval of such additional information, and satisfaction of the additional conditions precedent set forth in the Final BINDER OF INSURANCE, a final binder will be sent by the Insurer.

Regards,

Robert Dowler

Underwriting Specialist

416-596-6306

FINAL BINDER OF INSURANCE

September 30, 2022

BENJAMIN WRIGHT

HUB INTERNATIONAL HKMB LIMITED

595 BAY ST STE 900
TORONTO, ON M5G 2E3

RE:	SPROTT FUNDS TRUST FIDELITY BOND FORM 14 RENEWAL SUBMISSION: EXPIRING POLICY #: 01-603-22-37 SUBMISSION #: 83842888 POLICY PERIOD: FROM September 30, 2022 TO September 30, 2023

Dear BENJAMIN:

We are pleased to confirm the Final issuance of coverage in accordance with our agreement as set forth below. Please note that such coverage is subject to the terms, conditions, limitations and other provisions contained in this Final Binder of Insurance (“Final Binder”) and the proposed base policy form:

POLICY INFORMATION

INSURED:	SPROTT FUNDS TRUST
INSURED ADDRESS:	200 BAY ST SUITE 2600 TORONTO,ON M5J 2J1
JURISDICTION:	Ontario
TYPE OF POLICY:	FIDELITY BOND FORM 14
BASE FORM:	TSB5062CAN(05/11)
INSURANCE COMPANY:	AIG INSURANCE COMPANY OF CANADA.
POLICY NUMBER :	01-592-60-40
EFFECTIVE DATE :	September 30, 2022
EXPIRATION DATE :	September 30, 2023

Coverage Forms	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement A, B, C and F	$15,000,000 US	$25,000 US
Insuring Agreement(D)-FORGERY OR ALTERATION	$15,000,000 US	$25,000 US
Insuring Agreement(E)- SECURITIES	$15,000,000 US	$25,000 US
Coverage on Partners or Members	Not Applicable	Not Applicable

Additional Insuring Agreements and Coverages:

Coverage Forms	Single Loss Limit	Single Loss
	of Liability	Deductible
Audit Expense	$250,000 US	$0 US
Computer Systems Fraud	$15,000,000 US	$25,000 US

Reportable Loss Threshold	$25,000 US
Offices Not Covered	Not Applicable

Aggregate Limit	$30,000,000 US
Premium	$21,000 US
Commission	17.50%

PREMIUM:	$21,000 US
IMPORTANT CONDITIONS	See below.
OF BINDER

ENDORSEMENTS

The following endorsements will be added to the basic policy:

#	Form #	Ed Dt	Title
1	136015	03/20	COMPUTER CRIME COVERAGE RIDER CANADIAN FORM 14
	CAN		VERSION
			-As per expiry
2	121263	04/17	FRAUDULENT TRANSFER INSTRUCTIONS RIDER
3	123775	03/17	MAIL COVERAGE RIDER
	CAN		-$15M
4	109204	08/11	INSURING AGREEMENT (A) - FIDELITY AMENDED RIDER
			(_AND_ TO _OR_ EXCEPT LOANS OR TRADING PLUS ROBIN
			HOOD)
5	101779	04/17	AUDIT EXPENSE RIDER (FIB 14, 24)
	CAN		-250K Single Loss Limit
6	134483	07/19	IMPERSONATION FRAUD (FRAUDULENTLY-INDUCED PAY;
			SEP SUB AUTH - UNAUTH INS; PRIOR ACTS EXCL)(FB 14 -15)
			-250K single loss, unauthenticated
			-5M single loss, authenticated
			-5M aggregate limit
7	107848	02/11	SUITS AGAINST THE UNDERWRITER RIDER
8	123772	03/17	REDEMPTION OF CANADA SAVINGS BONDS RIDER
	CAN
9	101820	06/09	STOP PAYMENT LIABILITY RIDER
	CAN		-250K limit, 25K deductible
10	124090	05/17	DISCOVERY AMENDED RIDER (WITH NOTICE PROVISIONS AMENDMENTS)
			-President, 90 days

11	122765	03/17	EMPLOYEE DEFINITION AMENDED RIDER
	CAN		-As per expiry
12	124114	05/17	EMPLOYEE BENEFIT PLAN RIDER
	CAN
13	132485	04/19	Notice of Termination or Cancelation to Self-Regulatory
	CAN		Organization Rider
			-As per expiry
14	111576	09/12	VALUATION AMENDED RIDER (WSJ DAY PRECEDING
			DISCOVERY)
15	101783	06/09	GENERAL AGREEMENT B AMENDED RIDER (ACQUISITION
			THRESHOLD)
16	109414	03/17	TERMINATION OR CANCELLATION SECTION AMENDED RIDER
	CAN		(60 DAYS TO 90 DAYS)
17	101786	04/17	NAMED INSURED AMENDED RIDER (SUBSIDIARY GREATER
			THAN 50)
18	113011	10/12	PROTECTED INFORMATION EXCLUSION
19	C0072 CAN	10/09	US CURRENCY ENDORSEMENT
20	110785	02/12	FINRA RIDER
	CAN		-July 22, 2019
21	110784	02/12	EMPLOYEE AMENDED AND FINRA NOTICE RIDER
	CAN		-July 22, 2019
22	139855	12/20	STATUTORY CONDITIONS AMENDATORY
	CAN
23	78859	10/01	FORMS INDEX ENDORSEMENT

Requirements Permitting for Voiding of Final Binder and Policy if Non-Compliance:

When signed by the Insurer, as denoted below, the coverage described above takes effect from 12:01 a.m. on the Effective Date listed above (hereinafter “Effective Date”) to 12:01 a.m. on the Expiration Date listed above pursuant to the terms, conditions and exclusions of the policy form, any policy endorsements enumerated in this Final Binder.

Subjectivities And Other Conditions Precedent To Coverage:

The following requirements are conditions precedent to the coverage afforded by this Final Binder and any policy issued pursuant to this Final Binder:

(a)	That the following be provided to the Insurer (“Subject-To Information”):

None

(b)	no material change in the risk occurs between the date of this Final Binder and the Effective Date;and

(c)          the Insured does not submit notice of a “Claim” as that term is defined in the policy form, or facts or circumstances that could give rise to a “Claim,” between the date of this Final Binder and the Effective Date.

In the event:

1. the “Subject-To” Information has not been received, reviewed and approved, in writing, by the Insurer; or

2.  a material change in the risk occurs between the date of this Final Binder and the Effective Date; or

3. the Insured submits notice of a “Claim” as that term is defined in the policy form, or facts or circumstances that could give rise to a “Claim” between the date of this Final Binder and the Effective Date;

then this Final Binder and any policy issued pursuant to this Final Binder will be automatically null and void ab initio (“from the beginning”) and will have no effect regardless of the gravity of the failing, or degree of non-compliance, and, with respect to the required approval of the Subject-To Information, whether or not such non-compliance arises before or after the Effective Date, unless the Insurer communicates, expressly and in writing, that it has waived the above conditions precedent. In the case of subparagraph 1 above, the Insurer will, no sooner than thirty (30) days after the date that this Final Binder is executed by the Insurer, notify the Insured in writing of its intent to deem this Final Binder and any policy Issued thereto null and void ab initio. Upon receipt of such notice, the insured will have fifteen (15) days to notify the Insurer of any dispute that it may have with the Insurer’s position. It shall be within the Insurer’s sole and absolute discretion to waive any one or all of these conditions precedent at any time, and the Insurer’s silence shall not, under any circumstances, be deemed to effect such a waiver, except that with respect to the Subject-To Information, such waiver may also be communicated through issuance of a final binder letter that does not request the Subject-To Information.

Please note this Final Binder of Insurance contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

Cancellation of Final Binder By Insured

Unless otherwise indicated, this Final Binder may be cancelled by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Final Binder stating when thereafter such cancellation shall be effective. If cancellation of this Final Binder by or on the behalf of the Insured is effective after the Effective Date, then the Insurer shall be entitled to the earned premium, on a pro-rata basis, for the covered period. Should the Insured cancel this Final Binder pursuant to the terms of this paragraph, such cancellation shall have no effect on the enforceability of the above provisions regarding voiding of this Final Binder and any policy issued pursuant to this Final Binder.

Premium Payment:

Our accounting procedures require that payment of the premium be remitted within 60 days of the Effective Date of coverage or 30 days from the billing date, whichever is later. We appreciate your compliance with this procedure.

We appreciate your business and we hope that we can be of further service to you in the near future.

Bound by:

	Date:	September 30, 2022
Robert Dowler	AIG INSURANCE COMPANY OF CANADA

CUSTOMER ADVISORY REGARDING THE ENFORCEMENT OF

ECONOMIC EMBARGOES AND TRADE SANCTIONS

This Trade Sanction Advisory is part of AIG Insurance Company of Canada comprehensive compliance program and is meant to serve as a reminder of the existing applicable legal requirements with respect to Trade Sanctions.

Your rights as a policyholder and payments to you, any insured or claimant, for loss under this policy may be affected by the administration and enforcement of economic embargoes and trade sanctions applicable to you, any insured, claimant and/or to the insurer and their respective controlling entities (hereinafter “Trade Sanctions”).

WHAT IS AN ECONOMIC EMBARGO AND/OR TRADE SANCTION

Trade Sanctions involve the imposition by a country of legal measures to restrict or prohibit trade, services or other economic activity with a target country, entity or individual. For example, the Parliament of Canada has enacted legislation authorizing the imposition of Trade Sanctions through the United Nations Act, the Special Economic Measures Act and some provisions of the Export and Import Permits Act.

Depending upon the identity, domicile, place of incorporation or nationality of the policyholder, insured, claimant, insurer, or the parent company and ultimate controlling entity of the policyholder, insured, claimant or insurer, or the country where the claim arises, Trade Sanctions of foreign countries, including the United States of America, may be applicable. The application of sanctions could necessitate the seizure or freezing of property, including but not limited to the payment of a claim.

Existing Trade Sanctions can be amended, and new Trade Sanctions can be imposed, at any time.

OBLIGATIONS PLACED ON US AS A RESULT OF TRADE SANCTIONS

If we determine that you or any insured, additional insured, loss payee, or claimant are on a prohibited list or are connected to a sanctioned country, entity or individual, or a prohibited activity, as designated by the relevant Trade Sanction, we may be required to comply with the requirements of the applicable Trade Sanction, which by way of example, may include blocking or “freezing” property and payment of any funds and the reporting of such occurrences to the relevant authorities within the prescribed time periods, if any.

POTENTIAL ACTIONS BY US

Depending upon the requirements of the relevant Trade Sanction:

1.	We may be required to immediately cancel your coverage effective on the day that we determine that we have transacted business with an individual or entity associated with your policy on a prohibited list or connected to a sanctioned country as described in the relevant Trade Sanction.

2.	If we cancel your coverage, you may not receive a return premium unless permitted pursuant to the relevant Trade Sanction. All blocked or frozen funds will be placed in an interest bearing blocked account established on the books of a financial institution.

3.	We may not pay a claim, accept premium or exchange monies or assets of any kind to or with individuals, entities or companies (including a bank) on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction. Furthermore, we may not defend or provide any other benefits under your policy to individuals, entities or companies on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction.

Exhibit 2

Authorization to Renew Fidelity Bond

RESOLVED:	that the Trustees find that the participation of the Sprott Energy Transition Materials ETF, Sprott Gold Miners ETF, Sprott Copper Miners ETF, Sprott Junior Gold Miners ETF, Sprott Junior Uranium Miners ETF, Sprott Lithium Miners ETF, Sprott Nickel Miners ETF, and Sprott Uranium Miners ETF (the “Sprott ETFs”) and the Sprott Gold Equity Fund (together, the “Funds” and each a “Fund”) in the Trust’s Joint Fidelity Bond (the "Bond") is in the best interests of each Fund; and it is

FURTHER

RESOLVED:	that the portion of the premium for the Bond to be paid by each Fund, in substantially the form presented at the Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (i) the number of the other parties named as insureds; (ii) the nature of the business activities of such other parties; (iii) the amount of the Bond; (iv) the amount of the premium for such Bond; (v) the ratable allocation of the premium among all parties named as insureds; and (vi) the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, ratified and approved; and it is

FURTHER

RESOLVED:	that the Trustees find that the premium to be paid by each Fund in respect of such Bond is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which each Fund pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Fund would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Fund participating in the Bond; and it is

FURTHER

RESOLVED:	that the amount, type, form and coverage of the Fidelity Bond as described at the Meeting are reasonable, the Fidelity Bond is hereby approved, and that the proper officers of the Trust are authorized to execute and deliver such documents, if any, as may be necessary for each Fund to participate in the Bond; and it is

FURTHER

RESOLVED:	that the proper officers of the Trust are directed and authorized to make or cause to be made any filings or notices with respect to such Bond required by Rule 17g-1 under the 1940 Act.